Exhibit (E)(10)

PROMISSORY NOTE

Amount: $2,000,000.00	Marina Del Rey, California
Due Date: June 1, 1999	June 101997

For value received, the undersigned promise to pay Mission Gorge LLC, lender, or order, at 13160 Mindanao Way, Suite 180, Marina Del Rey, California, 90292 the sum of TWO MILLION DOLLARS ($2,000,000.00) due and payable on June 1, 1999 with interest from June 10, 1997, paid at a rate of twelve (12.0%) per annum payable monthly. Should interest not be so paid, it shall thereafter bear like interest as the principal, but such unpaid interest so compounded shall not exceed an amount equal to simple interest on the unpaid principal at the maximum rate permitted by law. Said rate will be adjusted periodically as the reference rate changes. Principal and interest are payable in legal tender of the United States of America.

If action be instituted on this note we promise to pay such sum as the Court may fix as attorney’s fees. The makers, sureties, guarantors and endorsers of this note hereby consent to renewals and extensions of time at or after the maturity hereof and hereby waive diligence, presentment, protest, demand and notice of every kind.

CALPROP CORPORATION
/s/ Ronald S. Petch, President
Ronald S. Petch
President

/s/ Mark F. Spiro, CFO
Mark F. Spiro
Chief Financial Officer